                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                        -------------------------------

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                        -------------------------------

                       PENNSYLVANIA GAS AND WATER COMPANY
                              (Name of Applicant)

                              WILKES-BARRE CENTER
                                39 PUBLIC SQUARE
                     WILKES-BARRE, PENNSYLVANIA 18711-0601
                    (Address of principal executive offices)

                        -------------------------------

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

             TITLE OF CLASS                            AMOUNT
           ------------------                        ----------
First Mortgage Bonds, issuable in series           Not Applicable

                        -------------------------------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:      Not Applicable

                        -------------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:             WITH A COPY TO:

Thomas J. Ward, Secretary                          Garett J. Albert, Esq.
Pennsylvania Gas and Water Company                 Hughes Hubbard & Reed
Wilkes-Barre Center                                One Battery Park Plaza
39 Public Square                                   New York, New York 10004
Wilkes-Barre, Pennsylvania 18711-0601

     The Applicant hereby amends this Application For Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

1.   GENERAL INFORMATION.

     (a) The applicant, Pennsylvania Gas and Water Company (the "Company"), is a corporation.

     (b) The Company was organized under the laws of the Commonwealth of Pennsylvania.

2.   SECURITIES ACT EXEMPTION.

     Not applicable. The Company is not issuing any securities under its Indenture of Mortgage and Deed of Trust, dated as of March 15, 1946, from the Company to First Trust of New York, National Association, as trustee (the "Mortgage Trustee"), as supplemented by twenty-nine supplemental indentures (the "Original Indenture") and to be supplemented by a Thirtieth Supplemental Indenture (the "Thirtieth Supplemental Indenture", and, collectively with the Original Indenture, the "Mortgage Indenture"), to be qualified pursuant to this Application.

3.   AFFILIATIONS.

     The following is a list of the Company's affiliates as of October 2, 1995:

          (i) Pennsylvania Enterprises Inc., a Pennsylvania corporation ("PEI"), which owns 100% of the Company's voting securities.

          (ii) Theta Land Corporation, a Pennsylvania corporation, 100% of the voting securities of which are owned by PEI.

          (iii) Pennsylvania Energy Resources, Inc., a Pennsylvania corporation, 100% of the voting securities of which are owned by PEI.

          (iv) Pennsylvania Energy Marketing Company, a Pennsylvania corporation, 100% of the voting securities of which are owned by PEI.

          (v) Penn Gas Development Co., a Pennsylvania corporation, 100% of the voting securities of which are owned by the Company.

4.   DIRECTORS AND EXECUTIVE OFFICERS.

     The following table lists the names of all directors and executive officers of the Company as of October 2, 1995, and all offices held with the Company by each such person:

        NAME                                 OFFICE
      --------         -----------------------------------------------------
[S]                    [C]
Kenneth L. Pollock     Chairman of the Board of Directors

William D. Davis       Vice Chairman of the Board of Directors

Dean T. Casaday        President, Chief Executive Officer and Director

Robert J. Keating      Director

John D. McCarthy       Director

Kenneth M. Pollock     Director

James A. Ross          Director

Ronald W. Simms        Director

Vincent A. Bonaddio    Vice President, Operations and Engineering

Harry E. Dowling       Vice President, Human Resources and Customer Services

Thomas F. Karam        Executive Vice President

David R. Kaufman       Vice President, Water Resources

John F. Kell, Jr.      Vice President, Finance

Joseph F. Perugino     Vice President, Marketing and Gas Supply

Thomas J. Ward         Vice President, Administration, and Secretary

Thomas J. Koval        Controller and Assistant Treasurer

Richard N. Marshall    Treasurer


     The mailing address of each of the Company's directors and executive officers listed above is c/o Pennsylvania Gas and Water Company, Wilkes-Barre Center, 39 Public Square, Wilkes-Barre, Pennsylvania 18711-0601.

5.   PRINCIPAL OWNERS OF VOTING SECURITIES.

     As of October 2, 1995, PEI owned 100% of the Company's common stock, no par value, stated value $10 per share ("Common Stock"), which constitutes the Company's only class of voting securities.


                                                                PERCENTAGE OF
                               TITLE OF                            VOTING
     NAME AND ADDRESS         CLASS OWNED     AMOUNT OWNED    SECURITIES OWNED
---------------------------  -------------  ----------------  -----------------
Pennsylvania Enterprises,    Common Stock,  5,593,318 shares         100%
 Inc.                        no par value,
Wilkes-Barre Center          stated value
39 Public Square             $10.00 per
Wilkes-Barre, PA 18711-0601   share

6.   UNDERWRITERS.

     (a) The following firms acted as underwriters with respect to the Company's issuance of $30.0 million aggregate principal amount of its First Mortgage Bonds 8.375% Series due 2002, the offer and sale of which was consummated on December 14, 1992:

         Legg Mason Wood Walker Incorporated
         111 South Calvert Street
         Baltimore, Maryland  21203-1476

         Wheat First Butcher & Singer Capital Markets, a
           Division of Wheat, First Securities Inc.
         Two Logan Square
         Philadelphia, Pennsylvania  19103

     (b) Not applicable. No securities are proposed to be offered in connection with this Application.

7.   CAPITALIZATION.

     (a)  Authorized Securities.

                                 Capital Stock
                             As of October 2, 1995
                             ---------------------

             TITLE OF CLASS               NUMBER OF SHARES AUTHORIZED  NUMBER OF SHARES OUTSTANDING
             --------------               ---------------------------  ----------------------------
Common Stock, no par value                          10,000,000                    5,593,318

Preferred Stock, par value $100 per                    997,500                      367,600
share ("Preferred Stock")
  The Company's Preferred Stock is
  composed of the following three
  series:
    4.10% Cumulative Preferred Stock                   100,000                      100,000

    1966 Cumulative Preferred Stock                     40,000                       17,600

    9% Cumulative Preferred Stock, as                  250,000                      250,000
    evidenced by 1,000,000 Depositary
    Preferred Shares, each
    representing a 1/4 interest in a
    share of 9% Cumulative Preferred
    Stock

                                Debt Securities
                             As of October 2, 1995
                             ---------------------

     The following series of the Company's first mortgage bonds listed below (collectively, the "First Mortgage Bonds") were issued under the Original
Indenture:

       DESIGNATION OF DEBT            AMOUNT AUTHORIZED        AMOUNT OUTSTANDING
       -------------------            -----------------        ------------------
First Mortgage Bonds 9.23%                $10,000,000               $10,000,000
Series due 1999

First Mortgage Bonds 9.34%                $15,000,000               $15,000,000
Series due 2019

First Mortgage Bonds 7.20%                $50,000,000               $50,000,000
Series due 2017

First Mortgage Bonds 8.375%               $30,000,000               $30,000,000
Series due 2002

First Mortgage Bonds 7.125%               $30,000,000               $30,000,000
Series due 2022

First Mortgage Bonds 6.05%                $19,000,000               $19,000,000
Series due 2019

First Mortgage Bonds 7%                   $30,000,000               $30,000,000
Series due 2017

First Mortgage Bonds 9.57%                $50,000,000               $50,000,000
Series due 1996

     (b)  Description of Voting Rights.


          Common Stock:  Holders of the Company's Common Stock have the right to
          ------------
cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock. Holders of the Company's Common Stock are not entitled to cumulative voting rights in the election of directors.

          Preferred Stock:  Holders of shares of the Company's Preferred Stock
          ---------------
have no ordinary voting rights. However, in the following instances each outstanding share of Preferred Stock will be entitled to one vote.

     Default in Dividends. In the event that dividends payable on all outstanding shares of Preferred Stock shall be in default in an amount equal to four full quarterly dividends, the record holders of shares of Preferred Stock, voting separately as one class, shall be entitled to elect, at each meeting of shareholders at which directors are to be elected, the smallest number of directors necessary to constitute a majority of the full Board of Directors of the Company until such time as all dividends then in default have been paid. Holders of Preferred Stock have the right of cumulative voting in all elections of directors in which they are entitled to vote.

     Issuance of Additional Preferred or Other Stock. Without the approval of the holders of at least two-thirds of the outstanding shares of Preferred Stock of all series, voting separately as one class, no additional Preferred Stock (other than in exchange for or to redeem or refund an equal number of outstanding shares) or shares ranking on a parity in any respect with the Preferred Stock shall be issued unless (i) the Company's Common Stock equity is greater than or equal to the amount payable on the involuntary liquidation of all shares of Preferred Stock, on a pro forma basis, outstanding after the issue of such shares, and (ii) the gross income of the Company available for the payment of interest charges for any period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issue of additional shares of Preferred Stock is at least one and one-half times the annual interest requirement (adjusted for amortization of debt discount and expense, or of premium) on all funded indebtedness and the annual interest requirements on notes maturing more than 12 months after the date of issue of such shares and the annual dividend requirements on all Preferred Stock, on a pro forma basis, outstanding after the issue of such shares.

     In addition, approval of two-thirds of the outstanding shares of Preferred Stock, voting separately as one class, is required to create, authorize, or issue any stock ranking prior in any respect to the Preferred Stock or any security convertible into shares of such stock.

     Changes in Terms and Provisions of Preferred Stock. Approval of two-thirds of the outstanding shares of Preferred Stock, voting separately as one class, is required before any change may be made in the terms and provisions of the Preferred Stock (including by amendment to the Company's Restated Articles of Incorporation, as amended) which would adversely affect the rights, preferences or privileges of the holders thereof. If, however, any such change will only adversely affect the rights, preferences or privileges of the holders of one or more, but less than all of the series of Preferred Stock at the time outstanding, the vote or consent only of two-thirds of the series affected is required.

     Payments or Distributions out of Capital Surplus. Approval of two-thirds of the outstanding shares of Preferred Stock, voting separately as one class, is required to make any payment or distribution out of capital or capital surplus (other than dividends payable in stock junior to the Preferred Stock) to any holder of any stock ranking junior to the Preferred Stock.

     Issuance of Additional Unsecured Indebtedness. So long as any shares of Preferred Stock are outstanding, the Company may not, without the approval of a majority of the outstanding shares of Preferred Stock, voting separately as one class, issue or assume more than $12.0 million of unsecured debt maturing on demand or within one year from issuance for any purpose other than the refunding of an equal or lesser principal amount of debt or the retiring, by redemption or otherwise, of an equal or lesser amount of Preferred Stock.

     Issuance of Additional Secured Indebtedness. So long as any shares of Preferred Stock are outstanding, the Company may not, without the approval of a majority of the outstanding shares of Preferred Stock, voting separately as one class, issue or assume any secured debt, except (i) additional first mortgage bonds pursuant to the Indenture, (ii) purchase-money mortgages or other purchase-money liens or purchase-money obligations in respect of property acquired after March 15, 1946, by the Company or any subsidiary, (iii) indebtedness secured by mortgages or other liens existing on after-acquired property, (iv) the extension, renewal or refunding of any funded debt given, created, issued or assumed as permitted under this provision, and (v) secured debt which, if unsecured, would be permitted.

     Consolidation, Merger, Share Exchange, Division or Sale of Assets. So long as any shares of Preferred Stock are outstanding, the Company may not, without the approval of a majority of the then outstanding shares of Preferred Stock, voting separately as one class, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or permit a subsidiary to do so, or to effect a share exchange or divide or sell all or substantially all of its assets.

     Sale and Issuance of Subsidiary Stock. So long as any shares of Preferred Stock are outstanding, the Company may not, without the approval of a majority of the outstanding shares of Preferred Stock, voting separately as one class,
(i) permit any subsidiary to issue (except to the Company and/or one of its wholly-owned subsidiaries) any shares of stock, or securities convertible into stock, ranking prior to the stock owned directly or indirectly by the Company, or to issue shares of stock of any other class unless effective provisions are made that such additional stock (or such part thereof as shall be proportionate to the part of the entire stock of such class owned by the Company, directly or indirectly, immediately prior to the issue of such stock) shall forthwith upon the issuance thereof be acquired by the Company and/or one of its wholly-owned subsidiaries; or (ii) sell, transfer or dispose of any stock whatsoever issued by any subsidiary or permit any subsidiary to take such action, except to the Company and/or one of more of its wholly-owned subsidiaries and except such number of shares as may be necessary to qualify persons to act as directors of any such subsidiary, unless prior thereto or at the same time all stock and all other securities and obligations of such subsidiary owned directly or indirectly by the Company and its subsidiaries are sold, transferred or disposed of.

          Depositary Preferred Shares:  Each record holder of the Company's
          ---------------------------
Depositary Preferred Shares is entitled to instruct Chemical Bank (who acts as the Depositary with respect to the Depositary Preferred Shares) in writing as to the exercise of the voting rights pertaining to the number of shares of the Company's 9% Cumulative Preferred Stock represented by such Depositary Preferred Shares.

          First Mortgage Bonds:  The Original Indenture provides that the
          --------------------
Original Indenture, the rights and obligations of the Company and the rights of the first mortgage bondholders may be modified by the Company only with the consent of the holders of 60% in principal amount of the first mortgage bonds or (if less than all of the series are affected) of not less than 60% in principal amount of each series affected. With certain exceptions, no modifications of the terms of payment of principal of or interest on first mortgage bonds and no modification affecting the lien with respect to the security for first mortgage bonds (including the creation of a lien ranking prior to or on a parity with the lien of the Original Indenture) or reducing the percentage required for modification of the Original Indenture will be effective against any holder of first mortgage bonds without his consent. The Thirtieth Supplemental Indenture would not make any changes with respect to the voting rights provisions contained in the Original Indenture.

8.   ANALYSIS OF INDENTURE PROVISIONS.

     A.  Events of Default.  The following events constitute defaults under the
         -----------------
Original Indenture: (a) failure to pay interest on any of the first mortgage bonds for 60 days; (b) failure to pay the principal of, or premium, if any, on, any of the first mortgage bonds when due; (c) failure to pay interest upon or principal due on any outstanding prior lien bonds; (d) failure to pay any installment on any sinking fund or purchase fund for any of the first mortgage bonds for 60 days; (e) certain events of bankruptcy, insolvency or reorganization; and (f) after written notice to the Company by the Mortgage Trustee or the holders of 15% in principal amount of outstanding first mortgage bonds, failure of the Company to perform any other covenant or agreement in the Original Indenture for 90 days. The Original Indenture provides for annual certification by Company to the Mortgage Trustee of compliance with certain covenants of the Original Indenture, including the Company's covenant not to suffer or permit any default to occur under the Original Indenture. The Thirtieth Supplemental Indenture would not make any changes with respect to events of default but to the extent that it changes covenants contained in the Original Indenture, the Thirtieth Supplemental Indenture would require the Company to comply with such covenants, as amended, and to certify to the Mortgage Trustee as to compliance which such covenants, as amended.

          Withholding of Notice to the Indenture Security Holders of a Default.
          ---------------------------------------------------------------------
The Mortgage Trustee shall, within ninety (90) days after the occurrence thereof, mail to the bondholders, as the names and addresses of such holders appear upon the registration books to the Company, notice of all defaults known to the Mortgage Trustee, unless such defaults shall have been cured before the giving of such notice (the term "defaults" in this circumstance does not include any periods of grace with respect to the occurrence of the events specified in
(a), (b), (c), (d) and (e) of the preceding paragraph provided for by the Original Indenture); provided that, except in the case of default in the payment of the principal, or premium, if any, of or interest on any of the first mortgage bonds, or in the payment of any purchase or sinking fund installments in respect of first mortgage bonds of any series, the Mortgage Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors and/or responsible officers, of the Mortgage Trustee in good faith determines that the withholding of such notice is in the interests of the first mortgage bondholders. The Thirtieth Supplemental Indenture would not make any changes with respect to this provision.

     B.  Authentication and Delivery of the Indenture Securities and the
         ---------------------------------------------------------------
Application of Proceeds Thereof.  Subject to certain conditions and
--------------------------------
restrictions, additional first mortgage bonds may be delivered and authenticated under the Original Indenture on the basis of and in a principal amount equal to
(a) 60% of net property additions; (b) 100% of the aggregate principal amount of outstanding first mortgage bonds paid, retired or redeemed and not theretofore made the basis for the issuance of first mortgage bonds, the withdrawal of cash or the taking of a credit and not retired out of the proceeds of any funded property; or (c) 100% of the amount of cash deposited with the Mortgage Trustee for the purpose of issuing additional first mortgage bonds. The Thirtieth Supplemental Indenture would restrict the Company's ability to issue additional first mortgage bonds on the basis of the amount of outstanding first mortgage bonds paid, retired or redeemed and not theretofore made the basis for the issuance of first mortgage bonds, the withdrawal of cash or the taking of a credit and not retired out of the proceeds of any funded property to apply to first mortgage bonds paid, retired or redeemed prior to the date of the consummation of the sale of the Company's regulated water utility operations and certain related assets to Pennsylvania-American Water Company ("PAWC") pursuant to an Asset Purchase Agreement dated as of April 26, 1995 among the Company, PEI, PAWC and American Water Works Company, Inc. (the "Sale of the Water Business"). The Original Indenture does not contain any provision with respect to the application of the proceeds by the Company from the issuance of any first mortgage bonds. The Thirtieth Supplemental Indenture would not add any such provisions to the Original Indenture.

     C.  Release of Property Subject to the Lien of the Mortgage Indenture.  The
         -----------------------------------------------------------------
Company has the right at any time and from time to time unless to the knowledge of the Mortgage Trustee a default under the Original Indenture shall have happened and be continuing, to sell or exchange any part of the mortgaged property which shall no longer be advantageous in the judicious management and maintenance of the mortgaged property or in the conduct of the business of the Company. The Original Indenture provides that the Mortgage Trustee shall from time to time release such property so sold or exchanged from the operation and lien of the Mortgage Indenture upon receipt of certain certificates and opinions of counsel. In addition, in the event of (a) any taking of any part of the mortgaged property by the exercise of the power of eminent domain or the sale or conveyance by the Company in lieu of such taking and in reasonable anticipation thereof, where proceedings therefor might lawfully be taken to vest such property in the grantee for the same purposes or (b) the exercise by any municipality or other governmental subdivision or agency of any right which it may have or may acquire to purchase any part of the mortgaged property, the Original Indenture provides that the Mortgage Trustee shall execute and deliver a deed of release of the mortgaged property so taken, sold, purchased or otherwise disposed of upon receipt of certain certificates and opinions of counsel. The Thirtieth Supplemental Indenture would not make any changes with respect to these provisions, except as described below in connection with the Company obtaining a one-time release from the lien of the Original Indenture of all of its non-gas utility properties.

     It is a condition to the consummation of the Sale of the Water Business that the Company obtain a release from the lien of the Original Indenture of all property which is to be sold to PAWC as well as certain property of the Company which PAWC will have the right to utilize after the consummation of the Sale of the Water Business pursuant to an operating and maintenance easement agreement. The Thirtieth Supplemental Indenture would permit the Company to obtain a release from the lien of the Original Indenture of all property not used exclusively in connection with its remaining gas utility operations and would simplify the procedures the Company would normally be obligated to follow with respect to obtaining such release. On September 16, 1995, the Company filed with the Securities and Exchange Commission an "Application For An Order For Exemption From One Or More Provisions Of

The Trust Indenture Act Of 1939, As Amended, Pursuant To Rule 4d-7 Of The General Rules And Regulations Promulgated Thereunder" (the "Exemption Application") seeking exemptive relief from the provisions of Section 314(d) of the Trust Indenture Act of 1939, as amended, with respect to the simplified release procedures the Company proposes to include in its Thirtieth Supplemental Indenture. The Exemption Application is attached hereto as Exhibit T3C-2 and is incorporated herein by reference.

     D.  Satisfaction and Discharge of the Indenture.  The Company may satisfy
         -------------------------------------------
and discharge the Original Indenture if it pays and discharges the entire indebtedness on all first mortgage bonds outstanding under the Original Indenture in any one or more of the following ways: (i) by paying the principal of (including redemption premium, if any) and interest on first mortgage bonds outstanding under the Original Indenture, as and when the same becomes due and payable; (ii) by depositing with the Mortgage Trustee, in trust, at or before maturity, cash sufficient to pay or redeem the first mortgage bonds outstanding under the Original Indenture, with irrevocable directions so to apply the same; provided, however, that in the case of redemption the notice requisite to the validity of such redemption shall have been given or irrevocable authority shall have been given by the Company to the Mortgage Trustee to give such notice, under arrangements satisfactory to the Mortgage Trustee; and/or (iii) by delivering to the Mortgage Trustee, for cancellation by it, all the first mortgage bonds outstanding under the Original Indenture, together with all unpaid coupons thereto. Upon the discharge of the Original Indenture, the Mortgage Trustee is required, upon demand of the Company, to execute and deliver appropriate instruments of satisfaction and discharge of the Original Indenture. The Thirtieth Supplemental Indenture would not make any changes with respect to these provisions.

     E.  Statement as to Compliance.  The Company is required to deliver to the
         --------------------------
Mortgage Trustee on or before December 31 in each calendar year (or on or before such other date as the Company and the Mortgage Trustee may determine) a certificate of the Company with respect to compliance by the Company with certain of its obligations under the Original Indenture. Such certificate shall include (i) a statement that the person making such certificate or giving such opinion has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of such person, he has made such examination as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not such condition or covenant has been complied with. Such certificate shall also state that all conditions precedent provided for in the Original Indenture relating to the action to be taken by the Mortgage Trustee have been complied with. The Thirtieth Supplemental Indenture would not make any changes with respect to this requirement but to the extent that it changes covenants and conditions contained in the Original Indenture, the Thirtieth Supplemental Indenture would require the Company to certify to the Mortgage Trustee that it has complied with such covenants and conditions, as amended.

9.     OTHER OBLIGORS.

       No person other than the Company is an obligor with respect to any First Mortgage Bonds issued under the Original Indenture. The Thirtieth Supplemental Indenture would not provide for the addition of any other obligors with respect to any of the First Mortgage Bonds or other series of first mortgage bonds which may be issued by the Company in the future.

10.    CONTENTS OF APPLICATION FOR QUALIFICATION..

       (a)  Pages numbered 1 through 13 consecutively.

       (b) A statement of eligibility and qualification of the Mortgage Trustee on Form T-1.

       (c) The following exhibits are in addition to those to be filed as part of the statement of eligibility and qualification of the Mortgage Trustee.

T3A Restated Articles of Incorporation, as amended, filed as Exhibit 3-1 to Pennsylvania Gas and Water Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992, incorporated herein by reference to Exhibit T3A, File No. 1-3490.

T3B By-laws of Pennsylvania Gas and Water Company, as amended and restated on January 18, 1995, filed as Exhibit 3-2 to Pennsylvania Gas and Water Company's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference to Exhibit T3B, File No.1-3490.

T3C-1  Form of Thirtieth Supplemental Indenture to the Original Indenture

T3C-2 Application dated September 14, 1995 For an Order For Exemption From One or More Provisions of the Trust Indenture Act of 1939, As Amended, Pursuant to Rule 4d-7 of the General Rules and Regulations Promulgated Thereunder.

T3D    Not Applicable.

T3E Form of Consent Solicitation Statement to be Sent to Holders of the First Mortgage Bonds in connection with the approval of the Thirtieth Supplemental Indenture, draft dated October 2, 1995.

T3F Cross Reference Sheet showing the location in the Mortgage Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) inclusive of the Trust Indenture Act of 1939, as amended.

       Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Pennsylvania Gas and Water Company, a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed, and attested, all in the City of Wilkes-Barre, Commonwealth of Pennsylvania, on this 2nd day of October 1995.


                           PENNSYLVANIA GAS AND WATER COMPANY

(seal)
                           By:  /s/ John F. Kell, Jr.
                                ---------------------------------------
                                Name:  John F. Kell, Jr.
                                Title: Vice President, Finance


Attest:                    By:  /s/ Thomas J.Ward
                                ---------------------------------------
                                Name:  Thomas J. Ward
                                Title: Vice President of Administration
                                        and Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          --------------------------

                                    FORM T-1

                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                          --------------------------

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
            OF A TRUSTEE PURSUANT TO SECTION 305 (b) (2) __________

                 FIRST TRUST OF NEW YORK, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

                                   13-3781471
                                (I.R.S. Employer
                              Identification No.)

     100 Wall Street, New York, NY                       10005
(Address of principal executive offices)               (Zip Code)

                          --------------------------

                           FOR INFORMATION, CONTACT:
                          Terry L. Roberts, President
                 First Trust of New York, National Association
                          100 Wall Street, 16th Floor
                               New York, NY 10005
                           Telephone: (212) 361-2500

                          --------------------------

                       PENNSYLVANIA GAS AND WATER COMPANY
              (Exact name of obligor as specified in its charter)

            Pennsylvania                                  24-0717235
   (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                    Identification No.)

          Wilkes-Barre Center
            39 Public Square
        Wilkes-Barre, Pennsylvania
             (717) 829-8843                                18711-0601
(Address of principal executive offices)                   (Zip Code)

                          --------------------------

                              FIRST MORTGAGE BONDS

Item 1.  GENERAL INFORMATION.

     Furnish the following information as to the trustee - -

     (a) Name and address of each examining or supervising authority to which it is subject.

                          Name                   Address
                          ----                   -------
               Comptroller of the Currency   Washington, D.C.

     (b)  Whether it is authorized to exercise corporate trust powers.



          Yes.

Item 2.   AFFILIATIONS WITH THE OBLIGOR.

     If the obligor is an affiliate of the trustee, describe each such affiliation.

          None.

Item 16.  LIST OF EXHIBITS.

     Exhibit 1. Articles of Association of First Trust of New York, National Association, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 33-83774.

     Exhibit 2. Certificate of Authority to Commence Business for First Trust of New York, National Association, incorporated herein by reference to Exhibit 2 of Form T-1, Registration No. 33-83774.

     Exhibit 3. Authorization of the Trustee to exercise corporate trust powers for First Trust of New York, National Association, incoporated herein by reference to Exhibit 3 of of Form T-1, Registration No. 33-83774.

     Exhibit 4. By-Laws of First Trust of New York, National Association, incorporated herein by reference to Exhibit 4 of of Form T-1, Registration No. 33-55851.

     Exhibit 5.  Not applicable.

     Exhibit 6. Consent of First Trust of New York, National Association, required by Section 321(b) of th eAct, incorporated herein by reference to Exhibit 6 of of Form T-1, Registration No. 33-83774.

     Exhibit 7. Report of Condition of First Trust of New York, National Association, as of the close of business on June 30, 1995, published pursuant to law or the requirements of its supervising or examining authority.

     Exhibit 8.  Not applicable.

     Exhibit 9.  Not applicable.



                                   SIGNATURE


          Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, First Trust of New York, National Association, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 28th day of September, 1995.

                                       FIRST TRUST OF NEW YORK,
                                         NATIONAL ASSOCIATION

                                       By:  /s/ David K. Leverich
                                          -----------------------------
                                                David K. Leverich
                                                Vice President

                                                                       Exhibit 7
                                                                       ---------


                         FIRST TRUST OF NEW YORK, N.A.
                        STATEMENT OF FINANCIAL CONDITION
                                 AS OF 6/30/95

                                    ($000'S)

                                          6/30/95
                                        ----------
ASSETS
         Cash and Due From Depository     $ 25,060
          Institutions
         Federal Reserve Stock               3,150
         Fixed Assets                          828
         Intangible Assets                  69,700
         Other Assets                        6,623
                                        ----------
          TOTAL ASSETS                    $105,361
                                        ==========

LIABILITIES
         Other Liabilities                   1,096
                                        ----------
         TOTAL LIABILITIES                   1,096

EQUITY
         Common and Preferred Stock          1,000
         Surplus                           104,000
         Undivided Profits                    (735)
                                        ----------
          TOTAL EQUITY CAPITAL             104,265

TOTAL LIABILITIES AND EQUITY CAPITAL       105,361
                                        ==========

===============================================================================

To the best of the undersigned's determination, as of this date the above financial information is true and correct.


First Trust of New York, N.A.



By:  /s/ David K. Leverich
   -------------------------
         Vice President


Date: September 29, 1995